SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

The Goodyear Tire & Rubber Company
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.00% CONVERTIBLE SENIOR NOTES DUE JUNE 15, 2034
(Title of Class of Securities)

382550AQ4 and 382550AR2
(CUSIP Number of Class of Securities)

C. Thomas Harvie, Esq.
Senior Vice President, General Counsel
and Secretary
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
(330) 796-2121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David A. Rosinus, Esq. Covington & Burling LLP 620 Eighth Avenue New York, NY 10018 (212) 841-1000	Stephen L. Burns, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$783,158,352	$24,043

*	Estimated solely for the purpose of determining the amount of the filing fee and based on (a) the product of (i) $2,306.63, which was the only reported price of the 4.00% Convertible Senior Notes due June 15, 2034 in secondary market transactions on October 30, 2007, and (ii) the quotient of (x) $349,798,000, the aggregate principal amount at maturity of convertible notes which are sought for exchange, and (y) $1,000, less (b) $23,696,208, the maximum aggregate amount of cash to be paid by us pursuant to the exchange offer, assuming that the exchange offer is fully subscribed by holders of the convertible notes (including payment of accrued interest of $6,801,628).

**	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, by multiplying .0000307 by the aggregate transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $24,043

Form or Registration No.:  Form S-4

Filing Party:  The Goodyear Tire & Rubber Company

Date Filed:  November 6, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Exchange Offer”) by The Goodyear Tire & Rubber Company, an Ohio corporation (“Goodyear” or the “Company”), to exchange, for each $1,000 principal amount of the Company’s 4.00% Convertible Senior Notes due June 15, 2034 (the “Convertible Notes”), (i) 83.0703 shares of the Company’s common stock, (ii) a cash payment of $48.30, and (iii) accrued and unpaid interest to, but excluding, the exchange date, which is expected to be approximately $19.44 payable in cash. The Exchange Offer shall commence on the filing date hereof and shall expire at 5:00 p.m., New York City time, on December 5, 2007, unless extended or earlier terminated by the Company. The Exchange Offer will be made upon the terms and subject to the conditions set forth in the prospectus (the “Prospectus”), which forms a part of the registration statement filed on the date hereof with the Securities and Exchange Commission on Form S-4 (the “Registration Statement”), and in the related Letter of Transmittal, which are exhibits (a)(1)(i) and (a)(1)(ii) hereto.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Information set forth in the Registration Statement is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Prospectus in the sections entitled “Summary Terms of the Exchange Offer” and “Questions and Answers About the Exchange Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is The Goodyear Tire & Rubber Company. The address of the Company’s principal executive offices is 1144 East Market Street, Akron, Ohio 44316-0001. The Company’s telephone number is (330) 796-2121.

(b)	Securities.

The subject class of securities is the Company’s 4.00% Convertible Senior Notes due June 15, 2034. As of November 6, 2007, $349,798,000 aggregate principal amount of Convertible Notes was outstanding.

(c)	Trading Market and Price.

The Notes are not listed on any national securities exchange, but are designated for trading in The PORTAL Market. To the knowledge of the Company, there is no established trading market for the Convertible Notes except for limited or sporadic quotations.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The Goodyear Tire & Rubber Company is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors, executive officers and controlling persons of the Company:

Name	Position

Robert J. Keegan	Chairman of the Board, Chief Executive Officer and President
W. Mark Schmitz	Executive Vice President and Chief Financial Officer
Richard J. Kramer	President, North American Tire
Arthur de Bok	President, European Union Business
Jarro F. Kaplan	President, Eastern Europe, Middle East and Africa Business
Eduardo A. Fortunato	President, Latin American Region
Pierre Cohade	President, Asia Pacific Region
Lawrence D. Mason	President, Consumer Tires, North American Tire
Joseph M. Gingo	Executive Vice President, Quality Systems and Chief Technology Officer
C. Thomas Harvie	Senior Vice President, General Counsel and Secretary
Charles L. Sinclair	Senior Vice President, Global Communications
Christopher W. Clark	Senior Vice President, Global Sourcing
Kathleen T. Geier	Senior Vice President, Human Resources
Darren R. Wells	Senior Vice President, Finance and Strategy
Damon J. Audia	Vice President and Treasurer
Thomas A. Connell	Vice President and Controller
William M. Hopkins	Vice President
Isabel H. Jasinowski	Vice President
Mark W. Purtilar	Vice President
Laura Thompson	Vice President
Rodney O’ Neal	Director
Shirley D. Peterson	Director
John G. Breen	Director
Denise M. Morrison	Director
William J. Hudson, Jr.	Director
James C. Boland	Director
Steven A. Minter	Director
Thomas H. Weidemeyer	Director
Michael R. Wessel	Director
G. Craig Sullivan	Director
W. Alan McCollough	Director

The address and telephone number of each director and executive officer is: c/o The Goodyear Tire & Rubber Company, 1144 East Market Street, Akron, Ohio 44316-0001, and each person’s telephone number is (330) 796-2121.

Item 4.	Terms of the Transaction.

(a)  Material Terms.

The information set forth in the Prospectus in the sections entitled “Summary Terms of The Exchange Offer,” “Questions and Answers About the Exchange Offer,” “The Exchange Offer,” “Description of Our Common Stock,” “Description of the Convertible Notes” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference.

(b)  Purchases.

The Company does not believe that any Convertible Notes are owned by any officer, director or affiliate of the Company and therefore no securities will be purchased by the Company from any such persons in the Exchange Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)  Agreements Involving the Subject Company’s Securities.

The information set forth in the Prospectus in the sections entitled “The Exchange Offer,” “Description of Our Common Stock,” “Description of the Convertible Notes,” “The Dealer Manager,” “The Exchange Agent” and “Interests of Directors and Officers,” and in the related letter of transmittal, is incorporated herein by reference in response to this item. The Convertible Notes are governed by an indenture, dated as of July 2, 2004, between the Company and Wells Fargo Bank, N.A., as trustee, which is exhibit (d)(ii) hereto.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)  Purposes.

The information set forth in the Prospectus in the sections entitled “Summary — Purpose of Exchange Offer,” “Questions and Answers About the Exchange Offer — Why are you making the exchange offer?” and “The Exchange Offer — Purpose, Effect and Contemplated Benefits” is incorporated herein by reference.

(b)  Use of Securities Acquired.

The Convertible Notes acquired pursuant to the Exchange Offer will be cancelled by the Company.

(c)  Plans.

(1) None.

(2) None.

(3) The information set forth in the Prospectus under the heading “Capitalization” is incorporated herein by reference.

(4) None.

(5) None.

(6) None.

(7) None.

(8) None.

(9) None.

(10) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The total amount of funds required to consummate the Exchange Offer assuming all of the Company’s outstanding Convertible Notes are validly tendered is approximately $24,000,000, which includes the aggregate cash payment to be made to the holders of convertible notes and estimated fees and expenses. The Company will pay this amount with cash on hand.

(b)  Conditions.

Not applicable.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Prospectus under the heading “Interest of Directors and Executive Officers” is incorporated by reference herein.

(b)	Securities Transactions.

The information set forth in the Prospectus in the section entitled “Interest of Directors and Executive Officers” is incorporated by reference herein.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

The information set forth in the Prospectus in the sections entitled “The Dealer Manager” and “The Exchange Agent” is incorporated herein by reference. None of the Company, the dealer manager or the exchange agent is making any recommendation as to whether holders of Convertible Notes should tender such Convertible Notes for exchange in the Exchange Offer.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in the Prospectus in the section entitled “Consolidated Ratio of Earnings to Fixed Charges” is incorporated herein by reference. In addition, the financial statements and other information set forth under (i) Part II, Item 8 and Part IV, Item 15 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as adjusted in the Current Reports on Form 8-K, dated May 3, 2007, May 9, 2007 (as amended on June 20, 2007) and August 24, 2007, (ii) Part I, Item I of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, as adjusted in the Current Report on Form 8-K, dated August 24, 2007, and (iii) Part I, Item I of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, are, in each case, incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov.

As of September 30, 2007, the Company’s book value per share was $8.52.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Prospectus in the section entitled “The Exchange Offer — Conditions to the Exchange Offer” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(i)	Prospectus, dated November 6, 2007 (incorporated herein by reference to the Registration Statement on Form S-4 filed on November 6, 2007).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on November 6, 2007).
(a)(1)(iii)	Press Release, dated November 6, 2007 (filed on Form 8-K on November 6, 2007 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(b)	None.
(d)(i)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-4 filed on November 6, 2007).
(d)(ii)	Indenture relating to 4.00% Convertible Senior Notes due June 15, 2034, dated July 2, 2004, between the Company and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.4 to the Company’s Form 10-Q for the quarter ended September 30, 2004, File No. 1-1927).
(g)	None.
(h)	Tax Opinion of Covington & Burling LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed on November 6, 2007).

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ W. Mark Schmitz
Name: W. Mark Schmitz

Title:	Executive Vice President and Chief Financial Officer

Date: November 6, 2007

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Prospectus, dated November 6, 2007 (incorporated herein by reference to the Registration Statement on Form S-4 filed on November 6, 2007).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on November 6, 2007).
(a)(1)(iii)	Press Release, dated November 6, 2007 (filed on Form 8-K on November 6, 2007 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).
(b)	None.
(d)(i)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-4 filed on November 6, 2007).
(d)(ii)	Indenture relating to 4.00% Convertible Senior Notes due June 15, 2034, dated June 2, 2004, between the Company and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.4 to the Company’s Form 10-Q for the quarter ended September 30, 2004, File No. 1-1927).
(g)	None.
(h)	Tax Opinion of Covington & Burling LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed on November 6, 2007).